MAIL STOP 3561
								September 9, 2005



Ms. Lori Bolton, President
Matrix Ventures, Inc.
#5 2118 Eastern Avenue
North Vancouver, British Columbia
Canada V7L 3G3

RE: 	Matrix Ventures, Inc.
	Amendment 3 to Registration Statement on Form SB-2
	File Number: 333-120382
      Filed: August 12, 2005

Dear Ms. Bolton:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note the updating requirements for the financial statements pursuant to Item 310(g) of Regulation S-B and provide a currently dated consent of the independent accountants in an amendment to the registration statement.





Summary

2. We direct your attention to the statement, "[t]o date, we have not
conducted any exploration on our sole mineral property interest .
..
..."  This statement does not appear to be correct.  Please revise.

3. You state that the offering will conclude when all of the 2,309,000 shares of common stock have been sold. Please explain to the staff how that complies with Rule 415(a) of the Securities
Act.


Risk Factors, page 6

4. Please revise the statement in risk two that to date, you have been involved primarily in organizational activities. We note that you have finished Part I of the exploration phase. You also state that potential investors should be aware of the difficulties normally encountered by new mineral exploration companies, however, you did not spell out these risks. Please do so.

5. Please disclose as a material risk that in order for Matrix Venture, Inc. to hold title to the mineral claims, the company must be registered in British Columbia and that you have not registered in
British Columbia.  Please also disclose when you plan to do so.

6. In risk factor 9 where you state that your directors will have significant influence over corporate decisions that may be disadvantageous to other minority shareholders, please also discuss the directors` fiduciary duties towards other shareholders.

7. Risk factor 10 states that your president will only spend 30% of her business time to Matrix. Please quantify in terms of how many hours that would be per week. Please do the same for Ms. Kumar.

8. Please add a risk factor that addresses the fact that the property has not been examined in the field by a professional geologist or mining engineer. Please also remove all references to the property reviewer, John M. Siriunas, from the filing.

Interests of Named Experts and Counsel, page 20

9. Please revise the second paragraph under this caption. The registration statement must also contain an opinion of counsel in accordance with Item 601 of Regulation S-B.




Description of Business, page 20

10. You state that in order for you to exercise the option, you are obligated to incur "exploration expenditures" of a total of $115,000.
However, your proposed budget shows the estimate for exploration programs will be a total of $95,000; this is $20,000 less than the number stated in the option agreement and in that case, you will lose your right. Please reconcile and explain how you plan to remedy the situation.

11. We reissue comment 5. The consent of John Siriunas to the use of his name and the references to his report should be filed as an exhibit to the amended registration statement or all references to him should be deleted.

12. Indicate the date for the "current cash on hand of $9,318" on page 24 and ensure that it is as of the approximate date of the prospectus.

Plan of Operation, page 26

13. We note that phase II will cost $10,000 and will start in October, which is less than a month away. Currently, your cash on hand is not sufficient to satisfy this amount. In addition, you have not made any arrangements to obtain loans from your directors. Please disclose how you plan to fund the difference and describe the actions you will take and the timeline for such actions.

14. We note that you incurred $63,572 in operating expenses.
Please
disclose how you paid this cost and make reference to the appropriate financial statement accounts.

Rule 144 Shares, Page 28

15. You state that 5,000,000 shares of your common stock, all held by your directors, are available for resale to the public after March 23, 2005. We do not understand how you came to this conclusion.
Please advise or revise.

Executive Compensation, page 29

16. Correct the date in the first paragraph of this section.

Part II
Exhibits

17. We reissue former comment 6. Please file the legality opinion with your next amendment.



Signatures

18. We repeat prior comment 7. Please have the registration statement signed by chief accounting officer and principal financial officer. If Erika Kumar is acting in the capacity of chief accounting officer and principal financial officer, she should sign the registration statement with those titles.

Closing Statements

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact David Burton at (202) 551-3626 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Yuna Peng at (202) 551-3391, or to Don Rinehart, who supervised the review of your filing, at (202) 551-3235.

Sincerely,



John Reynolds, Assistant Director

Office of Emerging Growth Companies

cc: 	Greg Yanke, Esq.
	Fax (604) 681-7600




??

??

??

??

Matrix Ventures, Inc.
page 4
11/17/2005